UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO/A
(RULE 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

FERRO CORPORATION
(Name of Subject Company (Issuer) and Filing Person (Offeror))
6.50% Convertible Senior Notes Due 2013
(Title of Class of Securities)
315405AL4
(CUSIP Number of Class of Securities)
Thomas R. Miklich
Vice President and Chief Financial Officer
Ferro Corporation
1000 Lakeside Avenue
Cleveland, Ohio 44114
(216) 641-8580
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copies to:

Mark H. Duesenberg	Christopher M. Kelly
Vice President, General Counsel and Secretary	Michael J. Solecki
Ferro Corporation	Jones Day
1000 Lakeside Avenue	901 Lakeside Avenue
Cleveland, Ohio 44114	Cleveland, Ohio 44114
Phone: (216) 641-8580	Phone: (216) 586-3939
Fax: (216) 579-0212
CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$177,675,000(1)	$12,668.23(2)

(1)	Calculated solely for purposes of determining the amount of the filing fee. Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, the transaction valuation was calculated based on the purchase of $172,500,000 aggregate principal amount of the issuer’s 6.50% Convertible Senior Notes due 2013 at the tender offer price of $1,030 per $1,000 principal amount of such Convertible Notes.

(2)	The amount of the filing fee was calculated at a rate of $71.30 per $1,000,000 of transaction value.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $12,422.25	Filing Party: Ferro Corporation
Form or Registration No.: Schedule TO	Date Filed: July 27, 2010
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.
☑ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

AMENDMENT NO. 1 to SCHEDULE TO
     This Amendment No. 1 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as it may be amended or supplemented from time to time, the “Schedule TO”) filed with the Securities and Exchange Commission on July 27, 2010 by Ferro Corporation, an Ohio corporation (the “Company”). The Schedule TO relates to the offer by the Company to purchase any and all of its issued and outstanding 6.50% Convertible Senior Notes due 2013 (the “Convertible Notes”). The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 27, 2010, as amended and restated by Supplement No. 1, dated August 5, 2010 (as it may be amended and restated from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended and restated from time to time, the “Letter of Transmittal,” and collectively with the Offer to Purchase, the “Offer Documents”). Copies of the Offer Documents are attached to this Schedule TO as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii).
     The purpose of this Amendment is to amend and restate the Schedule TO to reflect the amendment and restatement of the Offer to Purchase, dated as of July 27, 2010, by Supplement No. 1, dated August 5, 2010 (the “Supplement”). The Supplement, among other things, amended the Offer to Purchase to (i) increase the amount of consideration being offered for the Convertible Notes pursuant to the Tender Offer, (ii) modify the conditions to which the Tender Offer is subject and (iii) modify the sources and amount of funds for the Tender Offer. The Amendment also provides summarized financial information.
Item 1. Summary Term Sheet.
     The information set forth under “Important Information” and “Summary” in the Supplement is incorporated herein by reference.
Item 2. Subject Company Information.
     (a) Name and Address. This is an issuer tender offer made by the filing person and subject company, Ferro Corporation, an Ohio corporation, with its principal executive offices located at 1000 Lakeside Avenue, Cleveland, Ohio 44114; telephone number (216) 641-8580.
     (b) Securities. The subject class of securities is the Company’s 6.50% Convertible Senior Notes due 2013, of which $172,500,000 aggregate principal amount was outstanding as of June 30, 2010.
     (c) Trading Market and Price. The information set forth under “Market Price Information” in the Supplement is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
     The filing person is the Company. The business address and business telephone number of the Company and of each of the persons listed below is Ferro Corporation, an Ohio corporation, with its principal executive offices located at 1000 Lakeside Avenue, Cleveland, Ohio 44114; telephone number (216) 641-8580. None of the following individuals own any of the Convertible Notes, nor has any such individual participated in any transaction involving the Convertible Notes in the last 60 days.

Name	Position
James F. Kirsch	Chairman, President and Chief Executive Officer
Thomas R. Miklich	Vice President and Chief Financial Officer
Mark H. Duesenberg	Vice President, General Counsel & Secretary
Ann E. Killian	Vice President, Human Resources
Michael J. Murry	Vice President, Electronics, Color and Glass Materials
Peter T. Thomas	Vice President, Polymer and Ceramic Engineered Materials
Richard C. Brown	Director
Sandra Austin Crayton	Director
Richard J. Hipple	Director
Jennie S. Hwang, Ph.D.	Director
Gregory E. Hyland	Director
William B. Lawrence	Director
William J. Sharp	Director
Ronald P. Vargo	Director
Item 4. Terms of the Transaction.
     (a) Material Terms. The information set forth in the Supplement under “Important Information,” “Ferro Corporation,” “Available Information and Incorporation of Documents by Reference,” “Forward-Looking Statements,”

“Description of the Convertible Notes,” “Purpose of the Tender Offer,” “Certain Significant Consequences,” “The Tender Offer,” “Certain U.S. Federal Income Tax Considerations” and “Market Price Information” is incorporated herein by reference.
     (b) Purchases. No member of the Company’s board of directors, Company officer or Company affiliate is eligible to participate in the tender offer.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
     The information set forth in Item 12(d) below is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
     (a) Purposes. The information set forth in the Supplement under “Purpose of the Tender Offer” is incorporated herein by reference.
     (b) Use of Securities Acquired. The information set forth in the Supplement under “Purpose of the Tender Offer” is incorporated herein by reference.
     (c) Plans. The information set forth in the Supplement under “The Tender Offer” is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration.
     The information set forth in the Supplement under “The Tender Offer” is incorporated herein by reference.
Item 8. Interest in Securities of the Subject Company.
     The information set forth in Item 3 above is incorporated herein by reference.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
     The information set forth in the Supplement under “Persons Employed in Connection with the Tender Offer” is incorporated herein by reference.
Item 10. Financial Statements.
     (a) Financial Information. (1) – (2) The information set forth in (i) Item 8, Financial Statements and Supplementary Data, of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, and (ii) Part I, Item 1, Financial Statements, of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 is incorporated by reference herein.
     (a)(3) Ratio of earnings to fixed charges. The Company’s ratio of earnings to fixed charges for the six-months ended June 30, 2010 was 2.05. Fixed charges are equal to interest expense (including amortization of deferred financing costs and costs associated with the Company’s asset securitization program), plus the portion of rent expense estimated to represent interest. Total earnings were insufficient to cover the fixed charges for the years ended December 31, 2009 and 2008 by $44.7 million and $58.2 million, respectively. The insufficient earnings were primarily due to losses from continuing operations of $40.0 million and $52.9 million in the years ended December 31, 2009 and 2008, respectively, and the non-cash impairment charges of $8.2 million and $80.2 million in the years ended December 31, 2009 and 2008, respectively. Accordingly, such ratios are not presented.
     (a)(4) Book value per share. As of June 30, 2010, the Company’s book value per share was $6.17.
     (b)     Pro Forma Information. Not applicable.

     (c)     Summary Information.

	Six Months Ended		Year Ended
	June 30,		December 31,
	2010	2009	2009	2008
	(In thousands, except per share amounts)

Statement of Operations Data:
Net sales	$1,036,350	$757,086	$1,657,569	$2,245,152
Cost of sales	807,086	636,611	1,343,297	1,841,485

Gross profit	229,264	120,475	314,272	403,667
Selling, general and administrative expenses	140,800	130,608	272,259	297,119
Impairment charges(1)	2,202	—	8,225	80,205
Restructuring charges(2)	32,335	1,089	11,112	25,937
Other expense (income):
Interest expense	26,677	28,364	63,918	51,290
Interest earned	(464)	(473)	(896)	(714)
Loss on extinguishment of debt	—	—	—	5,531
Foreign currency losses, net	3,246	2,929	3,827	742
Loss on sale of business	—	—	—	—
Miscellaneous (income) expense, net(3)	(4,822)	854	(618)	(357)

Income (loss) before income taxes	29,290	(42,896)	(43,555)	(56,086)
Income tax expense (benefit)	22,508	(12,095)	(3,515)	(3,204)

Income (loss) from continuing operations	6,782	(30,801)	(40,040)	(52,882)
Income from discontinued operations, net of income taxes	—	—	—	5,014
(Loss) gain on disposal of discontinued operations, net of income taxes	—	(358)	(325)	9,034

Net income (loss)	6,782	(31,159)	(40,365)	(38,834)
Less: Net (loss) income attributable to noncontrolling interests	(250)	984	2,551	1,596

Net income (loss) attributable to Ferro Corporation	7,032	(32,143)	(42,916)	(40,430)
Dividends on preferred stock	(330)	(370)	(705)	(877)

Net income (loss) attributable to Ferro Corporation common shareholders	$6,702	$(32,513)	$(43,621)	$(41,307)

Basic and diluted income (loss) attributable to Ferro Corporation common shareholders:
From continuing operations	$0.08	$(0.72)	$(0.85)	$(1.28)
From discontinued operations	—	(0.01)	(0.01)	0.33

	$0.08	$(0.73)	$(0.86)	$(0.95)

Statement of Cash Flows Data:
Net cash provided by (used for) operating activities	$91,772	$(40,486)	$2,151	$(9,096)
Net cash used for investing activities	(10,094)	(22,897)	(42,654)	(17,050)
Net cash (used for) provided by financing activities	(69,843)	69,449	46,625	23,854

	Six Months Ended		Year Ended
	June 30,		December 31,
	2010	2009	2009	2008
	(In thousands)

Other Financial Data:
Capital expenditures	16,298	22,969	43,260	73,068
Depreciation and amortization	41,251	41,353	88,138	74,595

	As of June 30,		As of December 31,
	2010	2009	2009	2008
	(In thousands)

Balance Sheet Data:
Cash and cash equivalents	$29,732	$17,492	$18,507	$10,191
Working capital	312,496	327,135	330,923	291,825
Property, plant and equipment, net	384,940	444,084	432,405	456,549
Total assets	1,481,427	1,531,517	1,526,355	1,544,117
Total debt, including current portion	352,773	650,747	423,457	570,496
Total Ferro Corporation shareholders’ equity	531,840	314,804	550,226	335,969

(1)	The Company recorded impairment charges of $2.2 million during the six months ended June 30, 2010, as a result of the discontinuance of manufacturing activities at its Limoges, France, plant, which indicated a possible impairment of the plant’s real estate assets. The Company recorded an $8.2 million impairment of goodwill related to its Pharmaceuticals business during 2009. The impairment was triggered by changes made to the assumptions used to determine valuation under the market approach. The Company recorded impairment charges of $80.2 million related to goodwill and other long-lived assets in its Performance Coatings, Specialty Plastics and Electronic Materials businesses during 2008. Goodwill was impaired related to tile coatings products in the Performance Coatings segment, and goodwill and property, plant and equipment were impaired related to products in the Company’s Specialty Plastics segment. The impairments were due to lower forecasted cash flows in the businesses resulting from significant reductions in demand from customers due to the worldwide economic downturn. In addition, the Company recorded an impairment of property, plant and equipment in its Electronic Materials facility in the Netherlands. This asset impairment was the result of a decline in the operating results and reduced future sales projections for the Company’s dielectric material products that are produced at the Netherlands facility.

(2)	Restructuring charges of $32.3 million and $1.1 million were recorded in the six months ended June 30, 2010 and 2009, respectively, primarily related to the rationalization activities in the Company’s European manufacturing operations. During 2009 and 2008, the Company continued several restructuring programs across a number of its business segments with the objectives of leveraging its global scale, realigning and lowering its cost structure and optimizing capacity utilization. The programs are primarily associated with North America and Europe. In March 2008, the Company initiated additional restructuring plans for its Performance Coatings and Color and Glass Performance Materials segments. In February 2008, the Company announced the closing of a Plastics facility in Aldridge, United Kingdom. Restructuring charges of $11.1 million were recorded in 2009, primarily related to manufacturing rationalization activities in the Company’s European manufacturing operations and other cost-reduction actions. Restructuring charges of $25.9 million were recorded in 2008, primarily associated with the rationalization of the Company’s manufacturing operations in the Performance Coatings and Color and Glass Performance Materials segments, and other restructuring activities to reduce costs and expenses throughout all of its businesses.

(3)	For the six months ended June 30, 2010, miscellaneous income and expense includes a gain of $7.8 million as a result of a business combination in which the Company and Heraeus of Hanau, Germany acquired from each other certain business lines related to decoration materials for ceramic and glass products, and a charge of $3.5 million for an increased reserve for environmental remediation costs related to a non-operating facility in Brazil.

Item 11. Additional Information.
     (a)     Agreements, Regulatory Requirements and Legal Proceedings.
     (a)(1) The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 is incorporated herein by reference.
     (a)(2) The Company is required to comply with federal and state securities laws and tender offer rules.
     (a)(3) None.
     (a)(4) None.
     (a)(5) None.
     (b) The information set forth in the Offer to Purchase is incorporated herein by reference.
Item 12. Exhibits.

(a)(1)(i)*	Offer to Purchase, dated July 27, 2010.

(a)(1)(ii)*	Form of Letter of Transmittal (including Form W-9).

(a)(1)(iii)	Supplement No. 1, dated August 5, 2010.

(a)(5)(i)*	Press Release, dated July 27, 2010.

(a)(5)(ii)	Press Release, dated August 5, 2010.

(d)(1)	Senior Indenture, dated as of March 5, 2008, by and between Ferro Corporation and U.S. Bank National Association. (Reference is made to Exhibit 4.5 to Ferro Corporation’s Registration Statement on Form S-3, filed March 5, 2008 (Registration Statement No. 333-149559), which Exhibit is incorporated here by reference.)

(d)(2)	First Supplemental Indenture, dated August 19, 2008, by and between Ferro Corporation and U.S. Bank National Association (with Form of 6.50% Convertible Senior Note due 2013). (Reference is made to Exhibit 4.2 to Ferro Corporation’s Current Report on Form 8-K, filed August 19, 2008 (SEC File No. 001-00584), which Exhibit is incorporated here by reference.)

(d)(3)	Ferro Corporation Employee Stock Option Plan. (Reference is made to Exhibit 10.1 to Ferro Corporation’s Annual Report on Form 10-K for the year ended December 31, 2006 (SEC File No. 001-00584), which Exhibit is incorporated here by reference.)

(d)(4)	Ferro Corporation 2003 Long-Term Incentive Compensation Plan. (Reference is made to Exhibit 10.16 to Ferro Corporation’s Annual Report on Form 10-K for the year ended December 31, 2008 (SEC File No. 001-00584), which Exhibit is incorporated here by reference.)

(d)(5)	Form of Terms of Incentive Stock Option Award Grants under the Ferro Corporation 2003 Long-Term Incentive Compensation Plan. (Reference is made to Exhibit 10.17 to Ferro Corporation’s Annual Report on Form 10-K for the year ended December 31, 2008 (SEC File No. 001-00584), which Exhibit is incorporated here by reference.)

(d)(6)	Form of Terms of Performance Share Awards under the Ferro Corporation 2003 Long-Term Incentive Compensation Plan. (Reference is made to Exhibit 10.18 to Ferro Corporation’s Annual Report on Form 10-K for the year ended December 31, 2008 (SEC File No. 001-00584), which Exhibit is incorporated here by reference.)

(d)(7)	Ferro Corporation 2006 Long-Term Incentive Plan (Reference is made to Exhibit 10.01 to Ferro Corporation’s Current Report on Form 8-K, filed November 8, 2006 (SEC File No. 001-00584), which Exhibit is incorporated here by reference.)

(d)(8)	Form of Terms of Incentive Stock Option Award Grants under the Ferro Corporation 2006 Long-Term Incentive Compensation Plan. (Reference is made to Exhibit 10.20 to Ferro Corporation’s Annual Report on Form 10-K for the year ended December 31, 2008 (SEC File No. 001-00584), which Exhibit is incorporated here by reference.)

(d)(9)	Form of Terms of Nonstatutory Stock Option Grants under the Ferro Corporation 2006 Long-Term Incentive Compensation Plan. (Reference is made to Exhibit 10.21 to Ferro Corporation’s Annual Report on Form 10-K for the year ended December 31, 2008, which Exhibit is incorporated here by reference.)

(d)(10)	Form of Terms of Performance Share Awards under the Ferro Corporation 2006 Long-Term Incentive Compensation Plan. (Reference is made to Exhibit 10.22 to Ferro Corporation’s Annual Report on Form 10-K for the year ended December 31, 2008 (SEC File No. 001-00584), which Exhibit is incorporated here by reference.)

(d)(11)	Form of Terms of Restricted Share Awards under the Ferro Corporation 2006 Long-Term Incentive

Compensation Plan. (Reference is made to Exhibit 10.23 to Ferro Corporation’s Annual Report on Form 10-K for the year ended December 31, 2008 (SEC File No. 001-00584), which Exhibit is incorporated here by reference.)

(d)(12)	Form of Terms of Deferred Stock Unit Awards under the Ferro Corporation 2006 Long-Term Incentive Compensation Plan. (Reference is made to Exhibit 10.24 to Ferro Corporation’s Annual Report on Form 10-K for the year ended December 31, 2008 (SEC File No. 001-00584), which Exhibit is incorporated here by reference.)

(d)(13)	Ferro Corporation 2010 Long-Term Incentive Plan (Reference is made to Exhibit 10.1 to Ferro Corporation’s Current Report on Form 8-K, filed May 6, 2010 (SEC File No. 001-00584), which Exhibit is incorporated here by reference.)

*   Previously filed
Item 13. Information Required by Schedule 13E-3.
     Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FERRO CORPORATION
By:	/s/ Thomas R. Miklich
	Name:	Thomas R. Miklich
	Title:	Vice President and Chief Financial Officer

Dated: August 5, 2010

EXHIBIT INDEX

(a)(1)(i)*	Offer to Purchase, dated July 27, 2010.

(a)(1)(ii)*	Form of Letter of Transmittal (including Form W-9).

(a)(1)(iii)	Supplement No. 1, dated August 5, 2010.

(a)(5)(i)*	Press Release, dated July 27, 2010.

(a)(5)(ii)	Press Release, dated August 5, 2010.

(d)(1)	Senior Indenture, dated as of March 5, 2008, by and between Ferro Corporation and U.S. Bank National Association. (Reference is made to Exhibit 4.5 to Ferro Corporation’s Registration Statement on Form S-3, filed March 5, 2008 (Registration Statement No. 333-149559), which Exhibit is incorporated here by reference.)

(d)(2)	First Supplemental Indenture, dated August 19, 2008, by and between Ferro Corporation and U.S. Bank National Association (with Form of 6.50% Convertible Senior Note due 2013). (Reference is made to Exhibit 4.2 to Ferro Corporation’s Current Report on Form 8-K, filed August 19, 2008 (SEC File No. 001-00584), which Exhibit is incorporated here by reference.)

(d)(3)	Ferro Corporation Employee Stock Option Plan. (Reference is made to Exhibit 10.1 to Ferro Corporation’s Annual Report on Form 10-K for the year ended December 31, 2006 (SEC File No. 001-00584), which Exhibit is incorporated here by reference.)

(d)(4)	Ferro Corporation 2003 Long-Term Incentive Compensation Plan. (Reference is made to Exhibit 10.16 to Ferro Corporation’s Annual Report on Form 10-K for the year ended December 31, 2008 (SEC File No. 001-00584), which Exhibit is incorporated here by reference.)

(d)(5)	Form of Terms of Incentive Stock Option Award Grants under the Ferro Corporation 2003 Long-Term Incentive Compensation Plan. (Reference is made to Exhibit 10.17 to Ferro Corporation’s Annual Report on Form 10-K for the year ended December 31, 2008 (SEC File No. 001-00584), which Exhibit is incorporated here by reference.)

(d)(6)	Form of Terms of Performance Share Awards under the Ferro Corporation 2003 Long-Term Incentive Compensation Plan. (Reference is made to Exhibit 10.18 to Ferro Corporation’s Annual Report on Form 10-K for the year ended December 31, 2008 (SEC File No. 001-00584), which Exhibit is incorporated here by reference.)

(d)(7)	Ferro Corporation 2006 Long-Term Incentive Plan (Reference is made to Exhibit 10.01 to Ferro Corporation’s Current Report on Form 8-K, filed November 8, 2006 (SEC File No. 001-00584), which Exhibit is incorporated here by reference.)

(d)(8)	Form of Terms of Incentive Stock Option Award Grants under the Ferro Corporation 2006 Long-Term Incentive Compensation Plan. (Reference is made to Exhibit 10.20 to Ferro Corporation’s Annual Report on Form 10-K for the year ended December 31, 2008 (SEC File No. 001-00584), which Exhibit is incorporated here by reference.)

(d)(9)	Form of Terms of Nonstatutory Stock Option Grants under the Ferro Corporation 2006 Long-Term Incentive Compensation Plan. (Reference is made to Exhibit 10.21 to Ferro Corporation’s Annual Report on Form 10-K for the year ended December 31, 2008, which Exhibit is incorporated here by reference.)

(d)(10)	Form of Terms of Performance Share Awards under the Ferro Corporation 2006 Long-Term Incentive Compensation Plan. (Reference is made to Exhibit 10.22 to Ferro Corporation’s Annual Report on Form 10-K for the year ended December 31, 2008 (SEC File No. 001-00584), which Exhibit is incorporated here by reference.)

(d)(11)	Form of Terms of Restricted Share Awards under the Ferro Corporation 2006 Long-Term Incentive

Compensation Plan. (Reference is made to Exhibit 10.23 to Ferro Corporation’s Annual Report on Form 10-K for the year ended December 31, 2008 (SEC File No. 001-00584), which Exhibit is incorporated here by reference.)

(d)(12)	Form of Terms of Deferred Stock Unit Awards under the Ferro Corporation 2006 Long-Term Incentive Compensation Plan. (Reference is made to Exhibit 10.24 to Ferro Corporation’s Annual Report on Form 10-K for the year ended December 31, 2008 (SEC File No. 001-00584), which Exhibit is incorporated here by reference.)

(d)(13)	Ferro Corporation 2010 Long-Term Incentive Plan (Reference is made to Exhibit 10.1 to Ferro Corporation’s Current Report on Form 8-K, filed May 6, 2010 (SEC File No. 001-00584), which Exhibit is incorporated here by reference.)

*   Previously filed